EXHIBIT 11.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

	Year ended December 31,
	2009	2008	2007
	(In thousands, except per share data)
Basic loss per share:
Net loss	$(659,326)	$(928,508)	$(915,326)
Weighted-average shares outstanding	82,317	81,423	84,645

Basic loss per share	$(8.01)	$(11.40)	$(10.81)

Diluted net loss per share:
Net loss	$(659,326)	$(928,508)	$(915,326)
Weighted-average shares for diluted EPS	82,317	81,423	84,645

Diluted net loss per share	$(8.01)	$(11.40)	$(10.81)